Exhibit (a)(2)

August 20, 2002

To all Sirenza Microdevices employees and directors:

I am pleased to announce that Sirenza’s Board of Directors has approved a Voluntary Stock Option Exchange program (“Exchange Program”) in which eligible employees (which includes non-employee directors of Sirenza) will have the opportunity to exchange certain stock options granted under the Sirenza Microdevices, Inc. amended and restated 1998 Stock Plan (the “1998 Plan”) for new options to be granted at least six months and one day following the cancellation of the exchanged options (the “New Options”). The offer for the Exchange Program begins today, Tuesday, August 20, 2002.

The Exchange Program is subject to the terms and conditions of this memorandum, the Offer to Exchange describing the Exchange Program, the Election Form for tendering options, and the Notice to Change Election From Accept to Reject, each of which is being distributed to you with this memorandum. We are separately mailing for your review a stock report listing your current outstanding stock options. We strongly urge you to read all of these materials carefully and consider the risks associated with participating or not participating in the Exchange Program before making your decision. We also strongly encourage you to consult your tax and financial advisors before making any decision about the Exchange Program. Participation by each eligible option holder is voluntary.

Stock options are an important component of our total compensation program. We believe that granting stock options provides an opportunity to: (1) align employee and stockholder interests, and (2) provide incentives for employees to achieve high levels of performance. Sirenza recognizes that some of the options granted in past years have exercise prices significantly higher than the current market price of Sirenza shares (that is, some options currently are “underwater”). The Exchange Program is an opportunity for, though not a guarantee of, the grant of New Options that may have a greater potential to increase in value over time.

If you elect to participate in the Exchange Program, you must make your election by completing and returning the Election Form during the period beginning on August 20, 2002 and ending at 5:00 p.m. Pacific Daylight Time, September 18, 2002, unless the time period of the offer is extended by us (the “Expiration Date”). If your Election Form is received after this time, it will not be accepted by us, or if you fail to turn it in, you will be deemed to have elected not to participate in the Exchange Program.

The main features of the Exchange Program include the following:

•	Employees and directors of Sirenza and its subsidiaries as of August 20, 2002 through the Expiration Date are eligible to participate in the Exchange Program.

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Options eligible to be tendered are any options granted under the 1998 Plan, provided that the eligible employee or director has not previously exercised any portion of the option grant. For example, assuming the eligible employee or director holds an option to purchase 1,000 shares, 700 of which have already been exercised, this option grant would not be considered an “eligible option” and would not be eligible for exchange.

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Properly tendered eligible options will be canceled promptly following the Expiration Date. We currently expect to cancel eligible options tendered for exchange on September 19, 2002 (the “Cancellation Date”).

•	If you elect to tender an eligible option, all options granted since February 19, 2002 must be tendered.

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Each properly tendered eligible option will be replaced with a promise to grant a New Option no earlier than the first business day that is six months and one day from the date the tendered options are cancelled. We expect to grant the New Options no earlier than March 20, 2003, unless the offer is extended by us, in which case the New Options will be granted no earlier than the first business day that is six months and one day from the Cancellation Date.

•	If you elect to tender an eligible option, you will not be eligible to receive any other options until March 20, 2003 at the earliest.

•	Once your properly tendered eligible option is cancelled, you will not be able to exercise it, even if you terminate employment for any reason whatsoever and do not receive a New Option.

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New Options will be granted on a one-for-one basis. That is, the New Options will be for the same number of shares as subject to your tendered eligible options, subject to adjustments for stock splits, stock dividends and similar events.

•	The New Options will be granted under the Sirenza Microdevices, Inc. amended and restated 1998 Stock Plan.

•	Each New Option will be the same type of option under U.S. federal tax law as your tendered option, to the extent allowed by law.

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The exercise price of the New Options will be equal to the fair market value of Sirenza shares on the day we grant the New Options, which is expected to on or about March 20, 2003. “Fair market value” is the most recent closing price of Sirenza’s common stock on Nasdaq at the time of grant. This price may be higher, or lower, or the same as the exercise price of the eligible options you tender for cancellation. There is a possibility that the exercise price of the New Options could be higher than the exercise price of the eligible options you tender for exchange.

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Each New Option will vest and become exercisable, subject to your continuing to be an employee or director of Sirenza or one of its subsidiaries on each such date, as follows: (i) 25% of the shares subject to the New Option shall vest six months following the date of grant; and (ii)  1/36th of the remaining shares subject to the New Option shall vest each month thereafter on the same day of the month as the new grant date.

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You must be an employee or director of Sirenza or one of its subsidiaries on the date the New Options are granted. If your employment with Sirenza or one of its subsidiaries terminates for any reason whatsoever (either voluntarily or involuntarily) before the date the New Options are granted (currently expected to be on or about March 20, 2003), you will not receive a New Option or any consideration for the options you tendered for exchange that were cancelled. Please note that if you work or reside in Canada, your employment with Sirenza or one of its subsidiaries will be considered to have been terminated on the date you cease to be actively employed with Sirenza or one of its subsidiaries and not on the expiration of any period of deemed employment, statutory notice or reasonable notice.

The Exchange Program is not a guarantee of employment for any period. Subject to the provisions of the laws of your country of residence, your employment with Sirenza or one if its subsidiaries remains “at will” and may be terminated at any time by either you or Sirenza (or one of its subsidiaries, as applicable), with or without cause or notice.

If you have any questions about the Exchange Program or would like to obtain paper copies of the documents referenced in this memorandum, please call Susan Ocampo at (408) 616-5402 or email her at socampo@sirenza.com.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or not tender your options through the Exchange Program. You should rely only on the information in this document, the documents to which we have referred you and your own advisors.

Thank you for your continued contributions to Sirenza’s success.

Robert Van Buskirk,
President and CEO

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